UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 July 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 July 2016)	Announcement Diageo Executive Committee Announcement (14 July 2016)
Announcement Director/PDMR Shareholding (11 July 2016)
Announcement Block listing Interim Review (12 July 2016)

Diageo PLC – Total Voting Rights
Dated 01 July 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 June 2016 consisted of 2,754,380,836 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 236,936,354 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,517,444,482 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Guttridge
Company Secretarial Assistant

1 July 2016

Diageo PLC – Director/PDMR Shareholding
Dated 11 July 2016

Diageo plc (the “Company”)
Transaction notification
1.	Details of Restricted Person / person closely associated with them (“PCA”)
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. FB HUMER
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Nature of the transaction	1,2 & 3: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4. PURCHASE UNDER ARRANGEMENT WITH COMPANY
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £21.64	9
		2. £21.64	8
		3. £21.64	9
		4. £21.64	383
d)	Aggregated information	N/A
e)	Date of the transaction	11 JULY 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Block listing Interim Review
Dated 12 July 2016

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.
(Note: Italicised terms have the same meaning as given in the Listing Rules.)
Date: 12 July 2016

Name of applicant:		Diageo plc
Name of scheme:		Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan)
Period of return:	From:	1 January 2016	To:	30 June 2016
Balance of unallotted securities under scheme(s) from previous return:		207,292
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		10,979
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		196,313

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.
(Note: Italicised terms have the same meaning as given in the Listing Rules.)
Date: 12 July 2016

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 January 2016	To:	30 June 2016
Balance of unallotted securities under scheme(s) from previous return:		430,767
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		14,527
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		416,240

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.
(Note: Italicised terms have the same meaning as given in the Listing Rules.)
Date: 12 July 2016

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 January 2016	To:	30 June 2016
Balance of unallotted securities under scheme(s) from previous return:		49,805
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		10,092
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		39,713

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

Diageo PLC – Diageo Executive Committee Announcement
Dated 14 July 2016

14 July 2016

Diageo Executive Committee Announcement

Anna Manz, Group Strategy Director, to leave Diageo to join Johnson Matthey

Diageo has announced that Anna Manz, Group Strategy Director, has decided to leave after 17 years with the company to join FTSE100 company Johnson Matthey as Group Finance Director. Anna will leave at the end of September and her successor will be the subject of a future announcement.

Kathryn Mikells, Chief Financial Officer said:
'I have thoroughly enjoyed the short time I have worked with Anna. During Anna's time with Diageo her strong leadership has impacted many parts of our finance organisation; including in Ireland, North America, and more recently as Finance Director, Asia Pacific. In her current position she has played a key role in the development and execution of the strategy that we are delivering against today and this work alongside her passion for our brands, people and business has helped build Diageo's leadership position.

'On behalf of Diageo I would like to thank Anna for the role she has played and wish her the very best for the future.'

ENDS

Contacts:

Investor relations:	Catherine James	+44 (0)20 8978 2272
investor.relations@diageo.com

Media relations:	Kirsty King	+44 (0)20 8978 6855
global.press.office@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 August 2016	By: /s/John Nicholls
Name: John Nicholls
Title: Company Secretariat